Beeotto Launches Wefunder Campaign Utilizing Regulation Crowdfunding to Help Level the Playing Field for Small Business Owners

To help millions of small American businesses survive and thrive against the corporate giants, Beeotto thinks outside the box so any investor can help save Main Street Merchants everywhere.

North Haven, CT - November 8th, 2021 - An answer for small business owners that need affordable digital advertising and marketing to fight the giants in corporate America, Beeotto has come to change the game. Having had a previous company (BThrifty) crushed by a large corporation with deep pockets, Beeotto founders' now use their superpowers and past experience to make big-time marketing and advertising available to the smallest of small businesses at an affordable price. They do this with America's first subscription-based, members-only marketing and advertising platform designed exclusively for this niche. Now, they're upping the ante further. They're waging an all-out war on what could be called the inequality of big business practices. With a newly launched Wefunder campaign that employs Regulation Crowdfunding, now work-a-day Americans can help the little guy raise capital, grow their businesses, and fight corporate bullies who want to change the face of commerce forever.

Regulation Crowdfunding is an option for the population at large because to participate, no one has to be an accredited investor; anyone can invest. With a crowdfunding mindset, small businesses receive seed money in smaller amounts from a larger group of participants to bring potential gains to everyone involved. This equalizing tact is thanks to a new SEC rule that went into effect in late March of 2021.

Beeotto, at this time is not currently soliciting money or other investment considerations. The company's CEO, Robert M. Errato, said of their

campaign, “We think it’s important that small investors who have been iced out in the past have a way to invest in start-ups. We’re testing the water with this feature to gauge investor interest. All the information is available through our WeFunder campaign page.”

While Beeotto is battling big business in the Main Streets of America, another organization, which Beeotto endorses, Small Business Rising is fighting large corporations in the Halls of Congress. All small business owners should join.

Beeotto’s commitment to ongoing support of local businesses, and neighborhoods is highlighted in two of their platform features. The Community section, promotes what’s happening around each town and its’ neighborhoods (local events, festivities, special occasions, fundraisers, celebrations).

The other is the Hand n Hand program where Beeotto matches donations made by paying members in each local, that are placed in a Trust Fund for exclusive use in each local business area and community.

For more information about Beeotto, visit their WeFunder campaign page, https://wefunder.com//beeottollc where among other information you will find a link to Beeotto’s investor website.

About Beeotto LLC:
Beeotto LLC is a subscription-based, members-only marketing and advertising platform designed exclusively for small business owners.

Location Information:
24 Brock Street
North Haven, CT 06473

Contact:
Robert M. Errato
Beeotto, CEO/Managing Member
bob@beeotto.info

1-888-702-3368

Website:
https://wefunder.com//beeottollc

Social Media:
https://www.instagram.com/beeottodigital/